Exhibit 99

MICROFIELD GROUP REPORTS FIRST QUARTER 2007 RESULTS

Portland, OR – May 9, 2007 -- Microfield Group, Inc. (OTC Bulletin Board: MICG) announced financial results today for the three months ended March 31, 2007.  The Company produced revenue of $14,132,000 for the first quarter 2007 compared to revenue of $15,833,000 for the first quarter 2006.   This decrease of $1,701,000 is the result of the lack of any Christenson wind project revenue in the first quarter of 2007 compared to wind project revenue of $3.4 million in the first quarter of 2006.  This was partially offset by an increase in revenue in EnergyConnect which recorded $2,600,000 in revenue in the first quarter of 2007 compared to revenue of $826,000 in the first quarter of 2006.

On a GAAP basis, the Company recorded a net loss of $1,972,000 or $0.02 per share for the three months ended March 31, 2007, compared to a net loss of $5,221,000 or $0.09 a share for the three months ended April 1, 2006.

On a pro forma basis for the three months ended March 31, 2007, the Company had a non-GAAP operating loss of $1,572,000 and a non-GAAP net loss of $1,772,000 or $0.02 per share. The non-GAAP operating loss and non-GAAP net loss both exclude $200,000 of stock-based compensation expense included in the GAAP results.

GAAP basis operating expenses for the three months ended March 31, 2007 were $4,119,000, compared to $3,827,000 in the three months ended April 1, 2006.  This increase in overhead expense is due mainly to salaries, benefits and recruiting costs associated with new hires in EnergyConnect in this year’s first quarter that were not in last year’s first quarter.  Also contributing to the increase in the quarter were expenses for Sarbanes-Oxley work, of which there was none in the first quarter of 2006.

On the balance sheet, cash, restricted cash and availability under the operating line of credit totaled $2,607,000 at March 31, 2007.  This is down from $3,789,000 at December 31, 2006, and is the result of normal cash usage during the seasonally slow winter quarter.  Randy Reed, Microfield’s Chief Financial Officer stated, “Cash usage during the quarter was in line with our expectations, based on the slowdown over the winter months in the wind business.”

Commenting on the first quarter results, Rod Boucher, Chief Executive Officer, said, “The first quarter was particularly good for EnergyConnect as revenue increased three-fold from the first quarter in 2006.  With the recent approval by the California P. U. C. we are poised to enter the California demand response market,” continued Boucher, “and sales activity increased to 602 building equivalents.”

“In the first half of 2006, Christenson received substantial wind project revenue.  The awarding of projects on which we have bid this year has been delayed.  This will reduce first half 2007 revenue compared to last year.  Improvements in revenues under a large utility contract and improved margins in other areas of Christenson to date are helping mitigate the shortfalls from wind project delays,” concluded Boucher.

About Microfield Group, Inc.

Microfield Group combines selling wholesale services to regional power grids with traditional electrical contracting and design and integration of infrastructure for wind, solar and other distributed power systems.  This combination provides the platform to be a contributor to the growing alternative energy industry and to provide business processes and software capabilities that link the adjustment of consumer energy consumption to the wholesale electric market. Microfield utilizes consumers of electricity to generate revenue from the regional grids and serves this market through proprietary software and models that enable consumers to adjust use, provide prices to determine beneficial actions, and automate all aspects of the process.  Microfield is headquartered in Portland, Oregon, and its common stock is traded on the OTC Bulletin Board under the symbol “MICG.” Additional information about Microfield is available at www.microfield.com.

Forward Looking Statements

This press release includes statements that may constitute “forward-looking” statements.  These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.  Forward-looking statements inherently involve risks and uncertainties that could cause or contribute to such differences that include, but are not limited to, competitive factors, the success of new products in the marketplace, dependence upon third-party vendors, and the ability to obtain financing. By making these forward-looking statements, the Company undertakes no obligation to update these statements for revisions or changes after the date of this release.

GAAP and Non-GAAP Financial Information

Non-GAAP operating loss, non-GAAP net loss and non-GAAP earnings per share are computed net of certain material items, as follows: (1) expense charged for non-cash stock-based compensation. The non-GAAP financial measures are provided to enhance the overall understanding of our current financial performance and prospects for the future. Specifically, we believe the non-GAAP financial measures provided are useful information to both management and investors by excluding certain items that may not be indicative of our core operating results. These measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results.

##

For further information, please contact:

Investor Relations Contacts:	Randy Reed, CFO
503 419-3580

MICROFIELD GROUP, INC.
CONSOLIDATED BALANCE SHEET
($000’S)

	March 31,	December 30,
	2007	2006
	(Unaudited)

Cash	$1,205	$2,545
Accounts receivable	7,595	9,105
Other current assets	3,364	3,301

Total current assets	12,164	14,951

Goodwill and intangibles	41,311	41,443
Other long term assets	837	753

Total assets	$54,312	$57,147

Accounts payable	$4,843	$5,063
Bank line of credit	3,414	3,830
Other current liabilities	2,442	3,377

Total current liabilities	10,699	12,270

Long term liabilities	1,251	1,261

Total liabilities	11,950	13,531

Shareholders’ equity	42,362	43,616

Total liabilities and shareholders’ equity	$54,312	$57,147

MICROFIELD GROUP, INC.
CONSOLIDATED STATEMENT OF OPERATIONS
($000’s, except share data)
(Unaudited)

	Three months ended
	March 31,	April 1,
	2007	2006

Revenue	$14,132	$15,833
Cost of goods sold	11,785	13,060

Gross profit	2,347	2,774

Sales, general and administrative	3,919	3,330
Stock-based compensation	200	497

Loss from operations	(1,772)	(1,053)

Other expense	(200)	(289)
Derivative expense	-	(3,896)

Loss from continuing operations	(1,972)	(5,238)

Gain on discontinued operations	-	17

Net loss	$(1,972)	$(5,221)

Net loss per share:
Basic and diluted	$(0.02)	$(0.09)

Shares used in per share calculations:
Basic and diluted	79,894,581	56,754,183